Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
		www.westernwindenergy.com

N E W S  R E L E A S E

December 29, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 60,702,947

Western Wind Takes Delivery of US $12 Million of Solar Panels and Secures US Cash Grant

Vancouver, BC – December 29, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange --"WND") (OTCQX -- "WNDEF"), is pleased to announce that it has signed a Module Supply Agreement (“MSA”) with a leading international, multi-billion dollar photo voltaic panel manufacturer for 42 MW DC (30 MW AC) for its Yabucoa Project located in Puerto Rico.

The panels have been delivered and Western Wind Energy has taken ownership and possession of the panels, prior to the December 31st, 2011 year-end therefore, qualifying and exceeding the minimum 5% safe harbor provision of Section 1603 of the American Recovery Re-Investment Act. (“ARRA”). This transaction enables Western Wind Energy to be eligible for the 30% US Federal Tax Free Cash Grant which is estimated to be approximately US $45 million. In addition to the US $45 million tax-free cash grant, Western Wind also qualifies for an additional US $64 million of Puerto Rican investment tax credits, which are both marketable and monetize-able.

These two sums total US $109 million of additional benefit that is over and above the plus US $100 million Western Wind has received and will be receiving for the Kingman and Windstar Projects, respectively.

The Module Supply Agreement was secured by a US $12 million loan that will be repaid with the project finance proceeds led by Rabobank (New York office). There is a finder’s fee of 5% payable to the finder of this transaction, payable in either cash or shares, in both cases, not exceeding $600,000.

Jeff Ciachurski, President of Western Wind Energy states, “this is a monumental accomplishment to secure the cash grant before the expiry date and together with the Puerto Rican ITC, add another $109 million of direct cash benefit to the Western Wind shareholders. Together with the previous $100 million received and/or about to be received from Kingman and Windstar respectively, this brings the aggregate amount of cash grants, tax credits, and tax shield benefits totaling over a half a billion dollars. It will only be a matter of time before Bay Street analysts realize the full value of Western Wind Energy. This is another gold medal performance by the Western Wind team, to close off 2011. Western Wind Energy wishes all of its stakeholders a happy, healthy and prosperous 2012.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.